UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-38430

Meta Data Limited

PO Box 258, 18 Forum Lane, Grand Cayman, Cayman Islands KY1-1104

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

META DATA LIMITED – NOTICE TO DISREGARD FILING ON 29 AUGUST 2024

Grand Cayman, Cayman Islands – 13 September 2024

Meta Data Limited (Previously known as OneSmart International Education Group Limited (精銳國際教育集團有限公司) (In Official Liquidation) (the “Company”), with New York Stock Exchange trading symbol “AIU”, was placed into Official Liquidation in the Cayman Islands on 7 August 2024 and the Joint Official Liquidators (“JOLs”) refer to their announcement on 19 August 2024 in that regard.

The JOLs have become aware of a filing made on 29 August 2024 by former management of the Company, providing unaudited interim consolidated financial statements, ‘management discussions and analysis and a forward-looking statement. The JOLs advise that these documents have been issued without the knowledge and consent of the JOLs, and accordingly are not authorized filing on behalf of the Company.

The JOLs and the Company do not assume any responsibility for the completeness or accuracy of the filings issued by former management.

By order of the Grand Court of the Cayman Islands and pursuant to the Cayman Islands Companies Act and the Cayman Islands Companies Winding Up Rules, the executive authority of management of the Company terminated as at the date of the JOLs’ appointment and now vests solely with them.

Accordingly, it should be noted that only Mr. Simon Richard Conway of PwC Corporate Finance & Recovery (Cayman) Limited, P.O. Box 258, 18 Forum Lane, Camana Bay, P.O. Box 258 Grand Cayman, Cayman Islands, KY1-1104, together with Mr. Yat Kit Jong and Ka Yee Annette Lee of PricewaterhouseCoopers Limited, 20/F Prince’s Building, Central, Hong Kong have the authority to issue updates in respect of the Company.

Whilst steps will be taken to prevent further filings without their consent, the JOLs advise that any information issued without their explicit approval should not be considered reliable or accurate.

The JOLs continue to investigate the Company’s financial position and affairs and continue to seek to preserve and maximise value for the Company’s stakeholders.

Further disclosures will be made in due course.

Contact for enquiries should be directed, in the first instance to jim.sf.chau@hk.pwc.com, michelle.km.chung@hk.pwc.com and ben.henshilwood@pwc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meta Data Limited

By :	/s/ Simon Conway
Name:	Simon Conway
Title :	Joint Official Liquidator – signing for and on behalf of the Company as agent and without personal liability

Date: September 13, 2024

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